United States securities and exchange commission logo





                            June 6, 2023

       Gianfranco Truffello
       Chief Financial Officer
       Arauco and Constitution Pulp, Inc.
       Avenida El Golf 150
       14th Floor
       7550107 Las Condes, Santiago Chile

                                                        Re: Arauco and
Constitution Pulp, Inc.
                                                            Form 20-F for the
Year Ended December 31, 2022
                                                            Form 6-K furnished
March 29, 2023
                                                            File No. 033-99720

       Dear Gianfranco Truffello:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2022

       Financial Statements
       Notes to Consolidated Financial Statements as of December 31, 2022 and
2021
       Note 16. Interest in Joint Arrangements, page F-64

   1. We note from page F-65 that the income of Celulosa y Energia Punta Pereira S.A. is material to your net
income for the year ended December 31, 2022. In this regard, please clarify your ownership
percentage of this entity and your consideration of providing financial statements
under Instruction 1 to Item 8 of Form 20-F and Article 3-09 of
                                                        Regulation S-X.
       Exhibits 12.1, 12.2 and 13.1, page 1

   2.                                                   Please amend to provide
signed certifications in your Form 20-F.
 Gianfranco Truffello
Arauco and Constitution Pulp, Inc.
June 6, 2023
Page 2
Form 6-K furnished March 29, 2023

Press Release 4Q 2022, page 12

3. We note your calculation of the non-IFRS measure you identify as "free cash flow"
         appears to differ from the standard calculation of this measure (i.e., cash flows from operations less capital expenditures). In order to avoid potential confusion, please revise
         the title of your non-IFRS measure in future filings to    adjusted
free cash flow    or
         something similar. Refer to Question 102.07 of the Division of
Corporation Finance   s
         Compliance & Disclosure Interpretations on Non-GAAP Financial
Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Melissa Gilmore at 202-551-3777
with any questions.



FirstName LastNameGianfranco Truffello                         Sincerely,
Comapany NameArauco and Constitution Pulp, Inc.
                                                               Division of
Corporation Finance
June 6, 2023 Page 2                                            Office of
Manufacturing
FirstName LastName